April 24, 2006

DREYFUS GNMA FUND, INC.

Supplement to Prospectus
dated September 1, 2005

The following information supplements the information contained in the section of the Fund's Prospectus entitled "Management" (that relates to the Fund's portfolio managers):

Robert Bayston is the Fund's primary portfolio manager, a position he has held since April 19, 2006.

Paragraph three of the "Management" section hereby is deleted.